A special meeting of the fund’s shareholders was held on May 21, 2010.  The results of votes taken among the shareholders on the proposals before them are reported below.  Each vote reported represents a single share held on the record date for the meeting.

Issue: To approve a new investment advisory agreement between Security Large Cap Value Fund and Security Investors, LLC
	Votes
	For	Against/ Abstentions	Total Number of Shares Voted
Security Large Cap Value Fund – Large Cap Value Series	4,844,111	93,939	4,938,050
Security Large Cap Value Fund – Large Cap Value Institutional Series	317,261	0	317,261